August 28, 2024

Lim Sin Foo Harris
Chief Executive Officer
Fast Track Group
12 Mohamed Sultan Road
#04-01, Singapore 238961

       Re: Fast Track Group
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 8, 2024
           CIK No. 0002027262
Dear Lim Sin Foo Harris:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 1, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Note 10. Related party transactions and balances, page F-16

1. We note your response to prior comment 13. You state the debt waiver pertains to amounts paid by the director on behalf of the company to cover operating expenses. SAB
       Topic 5:T requires recognition of an expense with a corresponding credit to contributed
       (paid-in) capital for "transactions where a principal stockholder pays an expense for the company." Therefore, we believe you should revise your accounting for the transaction to credit contributed capital rather than other income and restate your financial statements accordingly.
 August 28, 2024
Page 2

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services